

June 8, 2015

Via E-mail
Mark C. Jaksich
Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, NE 68154-5215

> **Re:** **Valmont Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Period Ended March 28, 2015**
> **Filed April 30, 2015**
> **File No. 1-31429**

Dear Mr. Jaksich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 27, 2014

General

1. The website of your Valley Irrigation brand provides contact information for Valley Irrigation dealers for Sudan and Syria. Additionally, the EnvironmentalExpert.com website identifies Valley Irrigation as an ''agriculture-irrigation'' company in Sudan and Syria.

   Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, resellers, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Selected Financial Data, page 22

3.   The non-GAAP measure you call EBITDA includes other adjustments, such as other non-recurring or non-cash charges. Please revise the title of this measure throughout the filing to convey that additional adjustments have been made. One choice may be to call this measure Adjusted EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Market Risk, page 40

4.   We note general disclosure on page 40 identifying steel as a significant material used in your business. We also note comments made by your CEO during the April 23, 2015 earnings conference call about a significant decline in steel prices over the past six months which had a negative impact on your Utility segment. During the call, the CEO mentioned that steel accounts for approximately 50% of the revenue for the Utility segment. Please refer to Item 305 of Regulation S-K and tell us how you considered the need to provide quantitative information about market risk related to changes in the price of steel.

5.   As a related matter, please also revise your MD&A in future filings, beginning with your Form 10-Q for the quarter ended June 27, 2015 to quantify both how steel prices have changed during the periods presented and the impact that those changes had on your operating results (particularly for your Utility segment). Please also describe any known trends or uncertainties related to the price of steel that you expect will have a material

impact on net revenues or income from continuing operations either at the segment level or on a consolidated basis. Please refer to Item 303(B) of Regulation S-K.

Consolidated Financial Statements

1 – Summary of Significant Accounting Policies, page 53

6.   Please supplementally tell us the amount of revenue recognized on a percentage-of-completion basis during the periods disclosed in your filing.

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

7.   The consent provided by your independent auditors is dated February 24, 2015 and references their audit reports dated as of the same date. However, their audit report on page 47 reflects an opinion date of February 25, 2015. Please have your auditors amend either their audit opinion or consent to reflect the appropriate dates.

Form 10-Q for the Period Ended March 28, 2015

Condensed Consolidated Financial Statements, page 3

Summary of Significant Accounting Policies, page 8

8.   Please revise to disclose the amount of expected severance, property relocation and site closure expenses, and asset impairments for each of the reportable segments affected by your restructuring plan. Please also clarify if the other potential restructuring activities that could result in asset impairments of up to $25 million and cash charges of $5 million relate to the APAC Coatings reporting unit or another component of your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

9.   Where possible, please revise your segment MD&A to more fully describe the specific reasons for fluctuation in sales volumes. For example, it is unclear what caused the decline in sales volumes for utility structures in North America and Asia Pacific during the first quarter of 2015. To the extent these declines are due to specific trends that are likely to continue into the foreseeable future, please disclose that as well.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mark C. Jaksich
Valmont Industries, Inc.
June 8, 2015
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief